Exhibit 2

KD ASSOCIATES II LIMITED
900 Third Avenue, Suite 1000
New York, NY 10022
212-350-0200

October 31, 2003

Dear                    :

     As you are aware, KD Associates II Limited’s (“KD II”) only remaining portfolio investment is its ownership of Childtime Learning Centers, Inc. (“CLC”) stock. Earlier this year I had informed you of a rights offering by CLC and the related dilutive effect it would have on KD II’s holdings. Now that the offering has been completed, KD II (and its related entities) no longer has a controlling interest in CLC. Accordingly, we have decided to liquidate KD II by distributing all of its stock in CLC. As discussed below, unless you notify us that you want to sell your pro-rata share of the CLC stock to Jacobson Partners pursuant to the offer discussed below, you will receive a distribution of your pro-rata share of the CLC stock. If you notify us that you desire to sell your pro-rata share of the CLC stock to Jacobson Partners, the stock will be sold for your account, and you will receive the proceeds of such sale following, and subject to, consummation of the sale. All distributions and transactions will be completed by year-end, and KD II will be terminated.

     Your ownership of KD II entitles you to receive a distribution of                    shares of CLC stock after the settlement of all outstanding liabilities. Unless you notify us on or prior to December 5, 2003 that you would prefer that we sell these shares to Jacobson Partners for your account as described below, these shares will be transferred into an account of your choice. Delivery instructions should be indicated on the attached election form.

     Finally, I want to thank you for your patience with this investment which has gone on too long and in several respects has been disappointing. Investors experienced a compounded annual rate of return in the 8-9% area, depending on the timing of their investment, so this has hardly been a disaster. Nonetheless, we all hoped for something more and sooner, but perhaps our stake in Childtime will appreciate over time and create some added return for us.

     As for the Jacobson Partners’ offer, they would like to purchase, at a substantial discount to the current market price for CLC stock, shares of CLC stock held by KD II, including the shares that are being distributed to you. The price Jacobson Partners has offered to pay to purchase such shares is $.88 per share, the subscription price applicable to the common stock component of the rights offering. The Jacobson Partners offer expires December 5th, 2003.

Page 57 of 59 pages

     If you would like us to sell your CLC shares to Jacobson Partners pursuant to this offer, you must notify us on or prior to December 5, 2003 via the enclosed election form. If you so notify us, you will receive the proceeds from the sale of the CLC shares following, and subject to, closing of such sale. If, for any reason, we are unable to sell such shares to Jacobson Partners for your account, you will instead receive your pro-rata share of the CLC shares.

     We are not making any recommendation as to whether or not you should accept Jacobson Partners’ offer. As you may be aware, I am a director of CLC and a co-investor with Jacobson Partners in its other investments, and I have a commitment to co-invest in future investments made by Jacobson Partners. In addition, Ben Jacobson, the managing general partner of Jacobson Partners, is the Chairman of the Board of Directors of CLC. CLC is a reporting company and a substantial amount of information regarding the company and its financial condition may be accessed through its public filings with the Securities and Exchange Commission. Certainly you should review such filings and consult with your advisers in making your investment decision.

     If you have any questions concerning this letter, please do not hesitate to contact me.

     Best regards.

     Sincerely,

     George A. Kellner
     GAK:JE
     Enclosure

Page 58 of 59 pages

Childtime Learning Centers, Inc. (“CLC”)
Election Form

Fax Form to Glen M. Friedman (212-350-0320) by December 5, 2003

Shares of CLC beneficially owned: _____________________________

I elect to receive my liquidating share of KD Associates II Ltd. via a (select one):

Distribution of the _________ shares of CLC Stock beneficially owned through my investment in KD Associates II Ltd. Delivered to the account listed below

Name of Account	Account Number

Broker Name	Brokers Clearing Number

Contact Name at Broker	Contact Phone Number

Sale of the __________ shares of CLC stock beneficially owned through my investment in KD Associates II Ltd. to Jacobson Partners @$.88 per share

Signature of Limited Partner	Date

Page 59 of 59 pages